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                         April 29, 2024

       James Chae
       Chief Executive Officer
       Yoshiharu Global Co.
       6940 Beach Blvd., Suite D-705
       Buena Park, CA 90621

                                                        Re: Yoshiharu Global
Co.
                                                            Registration
Statement on Form S-1
                                                            Filed April 19,
2024
                                                            File No. 333-278840

       Dear James Chae:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rebekah
Reed at 202-551-5332 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Trade & Services
       cc:                                              Matthew Ogurick